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                                                                                           OMB APPROVAL
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--------                                                                           OMB Number:
 FORM 3                                                                            Expires:
--------                                                                           Estimated average burden
                                                                                   hours per response .... 0.5
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                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                                     WASHINGTON, DC 20549

                                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                                         Section 17(a)
                              of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                             of the Investment Company Act of 1940




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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or         6. If Amendment, Date
    LIBERTY MEDIA CORPORATION                 Statement                     Trading Symbol                       of Original
----------------------------------------      (Month/Day/Year)           ASCENT ENTERTAINMENT GROUP, INC.(GOAL)  (Month/Day/Year)
     (Last)     (First)     (Middle)          MARCH 28,2000              ------------------------------------
    9197 SOUTH PEORIA STREET               ----------------------------  5. Relationship of Reporting         7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                   Joint/Group Filing
             (Street)                         Number of Reporting           (Check all applicable)               (check applicable
                                              Person (Voluntary)         ----- Director   -(X)-  10% Owner       box)
    ENGLEWOOD, COLORADO 80112                                            ----- Officer    -----  Other (specify  [X] Form filed by
--------------------------------------     ----------------------------  (give title below)            below)        One Reporting
      (City)      (State)      (Zip)                                                                                 Person
                                                                               ---------------------------       [ ] Form filed by
                                                                                                                     More than One
                                                                                                                     Reporting
                                                                                                                     Person
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             TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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COMMON STOCK                                    25,238,190.8904 (1)                  I                     BY WHOLLY OWNED
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                                                                                                           SUBSIDIARIES
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COMMON STOCK                                    25,000                               D
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*If the form is filed by more than one reporting person see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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NO DERIVATIVE SECURITIES
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Explanation of Responses: (1) Pursuant to the Agreement and Plan of Merger
("Merger Agreement") among Liberty Media Corporation ("Liberty"), Ascent Entertainment Group, Inc. ("Ascent") and Liberty's indirect wholly owned subsidiary ("Merger Sub"), Merger Sub acquired the shares shown through a cash tender offer which expired at midnight on March 27, 2000. The Merger Agreement also provides that Merger Sub will be merged with and into Ascent and the outstanding common shares of Ascent not tendered and purchased by Merger Sub will be cancelled and converted into the right to receive $15.25 in cash. Following such merger, Ascent will be an indirect wholly owned subsidiary of Liberty.

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                                                                                     /s/ Charles Y. Tanabe                 4/7/00
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
                                                                                     Charles Y. Tanabe
Note. File three copies of this Form, one of which must be manually signed.          Senior Vice President and        Page 2
      If space provided is insufficient, See Instruction 6 for procedure.            General Counsel                SEC 1473 (7/96)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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